Exhibit 99.1

120690 PRESS RELEASE

LEADING GERMAN PENSION PROVIDER HDI PENSIONSMANAGEMENT AG

JOINS AEGON PENSION NETWORK

The Hague / Hilden, February 13, 2006 – AEGON N.V. and HDI Pensionsmanagement AG today announced that HDI Pensionsmanagement has joined the AEGON Pension Network. The AEGON Pension Network was created jointly by AEGON and La Mondiale in 2005 as the first international network dedicated to providing specialized cross border group pensions solutions for multi-national corporate clients and their employees.

HDI Pensionsmanagement is a member company of the Talanx Group, the third largest German insurance group. HDI Pensionsmanagement specializes in occupational pension plans with a specific focus on providing corporate pension solutions to industrial and medium-sized companies throughout Germany.

The AEGON Pension Network has been developed with the expertise of AEGON’s partner in France, La Mondiale, one of the country’s leading group pension providers, as well as with the cooperation of AEGON subsidiaries in the UK, the Netherlands and the USA.

The AEGON Pension Network provides corporate customers integrated solutions in terms of reporting, asset pooling and customized local pension and employee benefits programs, in addition to expatriate solutions. With the addition of HDI Pensionsmanagement, the AEGON Pension Network now covers France, Germany, the Netherlands, Luxembourg, Spain, Hungary, Slovakia, the Czech Republic, Poland, the United Kingdom and the United States.

“We are pleased to welcome HDI Pensionsmanagement to the AEGON Pension Network,” said Frans van der Horst, Managing Director of the AEGON Pension Network. “Their expertise in corporate pension solutions, strong market reputation, and as a subsidiary of Germany’s third largest insurance group, make HDI Pensionsmanagement an ideal partner in this new initiative. Together we look to provide companies operating in diverse geographic markets specific solutions and greater flexibility to better manage their employee pension plans.”

Michael Ehlers, member of the Board of HDI Pensionsmanagement explained: “We look forward to becoming a member of the AEGON Pension Network and to adding our unique pensions capabilities to the network. Our common aim will be to provide cross border solutions to multi-national corporate clients and their employees.”

About AEGON N.V.

AEGON N.V. is one of the world’s leading listed life insurance companies ranked by market capitalization and assets. AEGON’s head office is in The Hague, the Netherlands. At the end of 2004, AEGON companies employed about 27,000 people worldwide. AEGON’s businesses focus on life insurance and pensions, savings and investment products. The group is also active in accident and supplemental health insurance and general insurance, and has limited banking activities. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the group is present in a number of other countries including Canada, Hungary, Slovakia, Spain and Taiwan. AEGON is also active in the Czech Republic, China and Poland.

About La Mondiale

La Mondiale is a leading French life mutual insurance company with EUR 4.7 billion in premium income, EUR 31 billion assets under administration and over 2,500 staff. La Mondiale is a leader in pension solutions and in life insurance in France and Luxembourg.

About HDI Pensionsmanagement AG

HDI Pensionsmanagement AG is a Talanx Group (formerly HDI) company, the third largest German insurance group with anticipated premium income of roughly EUR14.8 billion for 2005. The Hannover-based Group is active in 150 countries and currently employs roughly 10,000 staff worldwide. Talanx operates as a multi-brand provider. Its brands include HDI, providing insurance for private and industrial customers, Hannover Re, one of the world’s largest reinsurers and the fund provider and asset manager Ampega. In recent years Talanx has recorded the fastest growth among Europe’s largest insurance groups. The rating agency Standard & Poor’s has given Talanx a financial strength rating of AA-/watch neg. (excellent). Talanx´ roots go back more than 100 years: HDI was founded in 1903 as a mutual society of the German iron and steel industry.

AEGON N.V.

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